UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                   FORM 12b-25
                           NOTIFICATION OF LATE FILING
                                                      SEC File Number: 001-12665
                                                            CUSIP Number: 008190

(Check One):  |_| Form  10-K  |_| Form  20-F  |_| Form 11-K  |X| Form 10-Q |_|
     Form 10D |_| Form N-SAR |_| Form N-CSR

For Period Ended: October 1, 2006
     |_| Transition Report on Form 10-K
     |_| Transition Report on Form 20-F
     |_| Transition Report on Form 11-K
     |_| Transition Report on Form 10-Q
     |_| Transition Report on Form N-SAR
For the Transition Period Ended:
     Nothing in this form shall be construed to imply that the Commission has verified any information contained herein. If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: N/A
Part I - Registrant Information

Full Name of Registrant:                    CEC Entertainment, Inc.
Former Name if Applicable:                  ShowBiz Pizza Time, Inc.
Address of Principal Executive Office
(Street and Number):                        4441 W. Airport Freeway

City, State and Zip Code:                   Irving, Texas 75062



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Part II - Rules 12b-25(b) and (c)

     If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

     (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
|_| (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
     (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

Part III - Narrative

     State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

     The Company has announced that its Audit Committee has completed a previously announced review of the Company's stock option granting practices during the period from 1989 through 2005 when the Company made its last option grants. While the review found no evidence of fraud or intentional misconduct, the review did find that administrative errors, record-keeping deficiencies and other defects in the stock option granting process resulted in the measurement dates for certain stock option grants, as defined for accounting purposes, differing from the recorded grant dates for such awards. The Company and the Audit Committee are reviewing accounting guidance regarding stock option granting practices recently published by the SEC, and are continuing to evaluate the determination of the appropriate accounting measurement dates, as well as the amount of compensation charges, and the resulting accounting and tax impact, including the possible restatement of certain of the Company's historical financial statements. The Company intends to work diligently (a) to determine the precise amount of additional non-cash charges for equity-based compensation,
(b) to determine the related tax consequences to the Company and its employees, as well as available remedial actions, (c) to determine for which specific prior periods, if any, a restatement of its historical financial statements may be required, and (d) to file its quarterly reports for the second and third quarters ended July 2, 2006 and October 1, 2006, respectively, as soon as practicable.


     As a result, the Company will delay the filing of its Form 10-Q for the quarter ended October 1, 2006. The Form 10-Q is not expected to be filed by the extended deadline.


Part IV - Other Information

     (1) Name and telephone number of person to contact in regard to this notification

Christopher D. Morris                 (972)                        258-4525
       (Name)                      (Area Code)                (Telephone Number)

     (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
                                                                  |_| Yes |X| No
     FORM 10-Q FOR THE QUARTER ENDED JULY 2, 2006

     (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                                                  |X| Yes |_| No
     If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

     The Company announced preliminary financial results for the quarter ended October 1, 2006 in a press release dated October 31, 2006 that was furnished as
Exhibit 99 to the Company's Current Report on Form 8-K filed with the Securities and Exchange Commission ("SEC") on October 31, 2006. On October 31, 2006, the Company also broadcast on the internet a conference call to discuss with investors the preliminary financial results for the quarter ended October 1, 2006. A replay of the conference call is available on the Company's website at www.chuckecheese.com. Please refer to the Form 8-K filed with the SEC and the replay of the conference call on the Company's website regarding preliminary changes in the results of operations from the third quarter of 2005 which the Company anticipates will be reflected by the earnings statements to be included in the Company's Quarterly Report on Form 10-Q for the period ended October 1, 2006. Because the Company's review of its stock option granting practices is not complete, the Company has not determined the full impact of an adjustment to financial results related to stock option grants.


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     This Form 12-b-25 contains forward-looking statements that are based on the
Company's current expectations. Such statements include, but are not limited to, plans, projections and estimates regarding (1) the results and effect of the Company's review of its stock option granting practices and the related accounting treatment, and (2) timing of the completion and filing of the Company's quarterly reports on Form 10-Q for the periods ended July 2, 2006 and October 1, 2006. Should one or more of the risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those expected. More information about potential risk factors which could affect the Company's results is included in the Company's filings with the SEC.


                             CEC Entertainment, Inc.
                (Name of the Registrant as Specified in Charter) has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: November 9, 2006                      By: /s/ Christopher D. Morris
                                                ------------------------------
                                                Christopher D. Morris
                                                Executive Vice President and
                                                Chief Financial Officer